UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2016

Commission File Number: 333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

Submission of Matters to a Vote of Security Holders

On May 5, 2016, the Company held its Annual General Meeting of Stockholders. Each proposal subject to a vote at the Annual General Meeting was described in detail in the Company’s Notice of Annual General Meeting filed with the Securities Exchange Commission (SEC) on April 7, 2016. With respect to each of the proposals, the Company’s stockholders voted as indicated below.

Ratification of Appointment of Company Auditor: Stockholders ratified the Audit Committee’s appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2016.

For	Against	Abstentions
9,843,034	5,050	6,000
99.89%	0.05%	0.06%

Election of Mr. Peter Croden as a Director of the Company: Stockholders elected Mr. Croden as follows:

For	Against	Abstentions
9,787,587	11,081	6,300
99.82%	0.11%	0.07%

Election of Ms. Ellen Richstone as a Director of the Company: Stockholders elected Ms. Richstone as follows:

For	Against	Abstentions
9,790,197	8,471	6,300
99.85%	0.09%	0.06%

Election of Dr. David Rosen as a Director of the Company: Stockholders elected Dr. Rosen as follows:

For	Against	Abstentions
9,790,662	8,006	6,300
99.85%	0.08%	0.07%

Re-election of Dr. Alan Bell as a Director of the Company: Stockholders re-elected Dr. Bell as follows:

For	Against	Abstentions
8,960,836	834,832	9,300
91.39%	8.51%	0.10%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert Joseph
Name:	Robert Joseph
Title:	President and CEO

Date: May 16, 2016